UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of March 2022

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  √    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes        No___√___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  n/a  .

Summary of FY2021 Business Report

On March 16, 2022, Shinhan Financial Group (“SFG”) filed its FY2021 Business Report (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards.

Table of Contents

1. Introduction of the Group

2. Business Results

3. Other Financial Information

4. Independent Auditor

5. Corporate Governance

6. Major Shareholders and Market Price Information of our Common Shares and ADRs

7. Directors, Executive Officers and Employees

8. Related Party Transactions

9. Material Information after the reporting period

1. Introduction of the Group

Company History (from Jan. 2010 through the reporting date)

Jan. 2010: Shinhan Data System became a direct subsidiary of SFG

Aug. 2010: Shinhan Macquarie Financial Advisory was disaffiliated from SFG

Feb. 2011: Shinhan BNP Paribas Asset Management (Hong Kong) Ltd. became an indirect subsidiary of SFG

Nov. 2011: Shinhan Bank Vietnam was merged with Shinhan Vina Bank

Dec. 2011: Shinhan Savings Bank became a direct subsidiary of SFG

Nov. 2012: Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary

Jan. 2013: Yehanbyoul Savings Bank joined SFG as a direct subsidiary

Apr. 2013: Shinhan Savings Bank merged with Yehanbyoul Savings Bank. As a result of the integration, Shinhan Savings Bank has been liquidated and Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity

Nov. 2014: LLP MFO Shinhan Finance (Kazakhstan) became an indirect subsidiary of SFG

Jul. 2015: Shinhan Securities Vietnam Co., Ltd became an indirect subsidiary of SFG

Oct. 2015: Banco Shinhan de Mexico became an indirect subsidiary of SFG

Nov. 2015: PT Bank Shinhan Indonesia became an indirect subsidiary of SFG

Dec. 2015: PT. Shinhan Indo Finance became an indirect subsidiary of SFG

Dec. 2015: PT Centratama Nasional Bank became an indirect subsidiary of SFG

Mar. 2016: Shinhan Microfinance Co., Ltd. became an indirect subsidiary of SFG

Jul. 2016: PT Shinhan Securities Indonesia became an indirect subsidiary of SFG

Dec. 2016: Launched new integrated PT Bank Shinhan Indonesia

Oct. 2017: Established Shinhan REITs(Real Estate Investment Trusts) Management Co.,Ltd. as SFG subsidiary

Dec. 2017: Shinhan K REITs became an indirect subsidiary of SFG

Apr. 2018: Shinhan Alpha REITs (formerly known as Shinhan K REITs) was disaffiliated from SFG’s indirect subsidiary due to a change in the largest shareholder

May 2018: GX SHINHAN INTERVEST 1st PEF became an indirect subsidiary of SFG

May 2018: Shinhan DS Vietnam became an indirect subsidiary of SFG

Sep. 2018: Shinhan Alpha Yongsan REIT became an indirect subsidiary of SFG

Oct. 2018: SFG entered into a share purchase agreement with Asia Trust Co., Ltd. for the 100% acquisition.

Feb. 2019: Orange Life Insurance, Ltd. joined SFG as a direct subsidiary (acquisition from majority shareholders)

May 2019: Asia Trust. Co., Ltd. joined SFG as a direct subsidiary

Aug. 2019: Shinhan AI Co., Ltd. incorporated and joined as a direct subsidiary

Jan. 2020: Orange Life Insurance, Ltd. became a wholly-owned subsidiary (acquisition of remaining interests by effecting a comprehensive stock exchange)

Sep. 2020: Neoplux Co., Ltd. joined SFG as a direct subsidiary (acquisition from majority shareholder)

Dec. 2020: SFG acquired the remaining interests in Neoplux by effecting a small-scale stock exchange and hence Neoplux has become our wholly owned subsidiary and was renamed to Shinhan Venture Investment.

Jan. 2021: SFG acquired the remaining 35% interests in Shinhan BNPP Asset Management and it became a wholly owned subsidiary. Shinhan BNPP Asset Management changed its legal name to Shinhan Asset Management.

May. 2021: Shinhan Naotic No. 1 Private Equity Joint Venture joined SFG as a direct subsidiary as a sub-subsidiary.

May. 2021: JS Shinhan Private Equity Limited joined SFG as a direct subsidiary as a sub-subsidiary.

July. 2021: Integrated Shinhan Life Insurance Co., Ltd launched after the merger between Shinhan Life Insurance and Orange Life Insurance, wholly-owned subsidiaries of Shinhan Financial Group.

Principal(Direct) Subsidiaries under Korean Law (as of Dec. 31, 2021)

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
Shinhan Card	100.0%
Shinhan Investment Corp.	100.0%
Shinhan Life Insurance 1)	100.0%
Shinhan Capital	100.0%
Shinhan Asset Management 2)	100.0%
Jeju Bank 3)	75.3%
Shinhan Savings Bank 4)	100.0%
Asia Trust. Co., Ltd.	60.0%
Shinhan DS	100.0%
Shinhan AITAS 5)	99.8%
Shinhan Credit Information	100.0%
Shinhan Alternative Investment Management	100.0%
Shinhan REITs Management	100.0%
Shinhan AI	100.0%
Shinhan Venture Investrment 6)	100.0%
SHC Management	100.0%

1)Shinhan Life Insurance and Orange Life Insurance merged on July 1st, 2021 and became Shinhan Life Insurance Co., Ltd

2)On January 15, SFG acquired remaining 35% interests in Shinhan BNP Paribas Asset Management and it became our wholly-owned subsidiary (changed its legal name to Shinhan Asset Management)

3)Jeju Bank is currently listed on the Korea Exchange.

4)On January 30, 2013, Yehanbyoul Savings Bank joined SFG as a direct subsidiary. On April 1, 2013, Shinhan Savings Bank merged with Yehanbyoul Savings Bank, both of which were direct subsidiaries of Shinhan Financial Group. As a result of the integration of the two savings banks, the previous Shinhan Savings Bank has been liquidated and is thus no longer a subsidiary of Shinhan Financial Group and instead, Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity constituting a member of Shinhan Financial Group.

5)On November 30, 2012, Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary. Prior to November 30, 2012, Shinhan AITAS was an indirect subsidiary of SFG under Shinhan Bank, a wholly-owned bank subsidiary of SFG.

6)On January 11, Neoplux changed its legal name to Shinhan Venture Investment.

Indirect subsidiaries held through direct subsidiaries (as of the reporting date)

Direct Subsidiaries	Indirect Subsidiaries	Ownership by the Parent
Shinhan Bank	Shinhan Bank America	100.0%
	Shinhan Bank Japan	100.0%
	Shinhan Bank Europe	100.0%
	Shinhan Bank Cambodia	97.5%
	Shinhan Bank Kazakhstan	100.0%
	Shinhan Bank China Limited	100.0%
	Shinhan Bank Canada	100.0%
	Shinhan Bank Vietnam	100.0%
	Banco Shinhan de Mexico	99.99%
	PT Bank Shinhan Indonesia	99.0%
Shinhan Card	LLP MFO Shinhan Finance	100.0%
	PT. Shinhan Indo Finance	50.0%
	Shinhan Microfinance Co., Ltd.	100.00%
	Shinhan Vietnam Finance Co. Ltd.	100.00%
Shinhan Investment Corp.	Shinhan Investment America Inc.	100.0%
	Shinhan Investment Asia Ltd.	100.0%
	Shinhan Securities Vietnam Co., Ltd	100.0%
	PT Shinhan Sekuritas Indonesia	99.0%
	KOFC Shinhan Frontier Champ 2010-4 PEF1)	8.5%
	GX SHINHAN INTERVEST 1st PEF 4)	14.5%
	Shinhan Praxis K-Growth Global Private Equity Fund 2)	14.1%
Shinhan Life Insurance	Shinhan Financial Plus	100.0%
	Shinhan CubeOn Co., Ltd. 5)	Korea
	Shinhan Life Insurance Vietnam Co., Ltd. 6)	Vietnam
Shinhan Capital	KOFC Shinhan Frontier Champ 2010-4 PEF1)	6.5%
Shinhan Asset Management	Shinhan Asset MGT HK, Limited 7)	100.0%
Shinhan Alternative Investment Management	Shinhan Private Equity Fund 2nd 3)	66.3%
Shinhan DS	Shinhan DS Vietnam Co. Limited	100.0%
Shinhan Venture Investment	Neoplux 3rd PEF	10.0%
	KTCNP Growth Champ	5.56%

1) Shinhan Financial Group and its subsidiaries currently own 34.6% of KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp.

2) Shinhan Financial Group and its subsidiaries currently own 18.9% of Shinhan Praxis K-Growth Global Private Equity Fund.

3) Shinhan Financial Group and its subsidiaries currently own 96.74% of Shinhan Private Equity Fund 2nd.
4) Shinhan Financial Group and its subsidiaries currently own 25.27% of GX SHINHAN INTERVEST 1st PEF.

5) Newly invested subsidiaries subject to consolidation are included for the year ended December 31, 2021

6) Newly invested subsidiaries subject to consolidation are included for the year ended December 31, 2021

Shinhan Insurance Vietnam Co., Ltd. changed its name to Shinhan Life Insurance Vietnam Co., Ltd.

7) For the year ended December 31, 2021, Shinhan BNP Aseet MGT HK, Limited changed its name to Shinhan Asset MGT HK, Limited.

Credit Ratings

Date	Types of Issuance	Credit Rating	Rating Company (Rating Range)
2/8/2021	Electronic Short-term Bond	A1	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2/18/2021	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2/24/2021	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
3/16/2021	Write-down Contingent Capital Securities	AA-	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
3/16/2021	Write-down Contingent Capital Securities	AA-	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
4/22/2021	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)s
5/7/2021	Electronic Short-term Bond	A1	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
5/12/2021	Write-down Contingent Capital Securities	Baa3	Moody’s(Aaa~C)
5/28/2021	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
7/28/2021	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
8/5/2021	Electronic Short-term Bond	A1	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
9/6/2021	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
11/3/2021	Electronic Short-term Bond	A1	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
11/11/2021	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)

Number of Shares (as of Dec. 31, 2021)

Types of Shares	Number of Shares
Number of shares authorized for issuance	1,000,000,000
Number of common shares issued (1)	516,599,554
Number of preferred shares issued (2)	17,482,000
Total outstanding shares	534,081,554
Treasury stocks (3)	6,352
Total outstanding shares with voting rights	516,593,202

(1) SFG issued 8,232,906 shares of common stock in relation to a comprehensive stock exchange between SFG and Orange Life Insurance on January 28, 2020. On June 1, 2020, SFG cancelled 5,035,658 treasury shares. On September 29, 2020, SFG had a paid-in capital increase and issued 39,130,000 common shares (third-party allocation). On December 30, 2020, SFG issued 72,719 shares of common stock in relation to a small-scale stock exchange between SFG and Neoplux.

(2) For more information, please refer to SFG’s reports on Form 6-K furnished to the Securities and Exchange Commission on February 12, 2019 and April 30, 2019.

(3) SFG acquired treasury stocks through the acquisition of fractional shares as a result of a stock exchange between SFG and Orange Life Insurance on January 28, 2020 and between SFG and Neoplux on December 30, 2020.

Dividends

			(KRW million)
Items	FY2021 (Jan. 1 ~ Dec. 31)	FY2020 (Jan. 1 ~ Dec. 31)	FY2019 (Jan. 1 ~ Dec. 31)
Par value per share (Won)	5,000	5,000	5,000
(Consolidated) Net Income	4,019,254	3,414,595	3,403,497
(Separate) Net Income	1,413,956	1,274,443	1,129,173
(Consolidated Earnings per share (Won)	7,308	6,654	7,000
Total Cash dividends	1,046,787	803,838	883,929
Total stock dividends	-	-	-
(Consolidated) Cash dividend payout ratio (%)	26.04	23.54	25.97
Cash dividend yield (%) – common shares	5.16	4.52	4.06
Cash dividend yield (%) – preferred shares	-	-	-
Stock dividend yield (%)	-	-	-
Cash dividend per share (Won)	1,960	1,500	1,850
Stock dividend per share	-	-	-
Note) Cash dividend payout ratio on a common share basis for FY2021 is 25.19%

2. Business Results

Operating Results

		(KRW billion)
	FY2021 (Jan. 1 ~ Dec. 31)	FY2020 (Jan. 1 ~ Dec. 31)	FY2019 (Jan. 1 ~ Dec. 31)
Net interest income	10,769	9,883	9,738
Interest income	14,724	14,774	15,707
Interest expense	3,955	4,891	5,969
Net fees and commission income	2,675	2,383	2,141
Fees and commission income	4,140	3,815	3,557
Fees and commission expense	1,465	1,432	1,417
Net insurance income	-775	-604	-497
Insurance income	6,485	7,248	7,569
Insurance expense	7,260	7,852	8,066
Net gain(loss) on securities and FX trading/derivatives	1,524	1,125	982
Provision for credit loss and impairment loss	-996	-1,391	-951
Net other operating income(expense)	-1,501	-1,254	-1,231
General and administrative expenses	5,743	5,212	5,135
Net operating income	5,952	4,930	5,046
Equity method income	159	160	53
Other non-operating income(expense), net	-527	-335	-188
Profit before income taxes	5,584	4,754	4,912
Income tax expense	1,471	1,256	1,269
Consolidated net profit	4,113	3,498	3,642
Net profit attributable to equity holders of the Group	4,019	3,415	3,404
Net profit attributable to non-controlling interest	93	84	239
Notes : Some of the totals may not sum due to rounding.

Source and Use of Funds

Consolidated Basis (KRW billion, %)		FY2021				FY2020				FY2019
		Jan. 1 ~ Dec. 31				Jan. 1 ~ Dec. 31				Jan. 1 ~ Dec. 31
		Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)
Source	Deposits	344,759.5	55.0	2,173.8	0.63	312,544.7	53.8	2,842.6	0.91	280,108.9	53.8	3,644.6	1.30
	Borrowings	29,458.2	4.7	247.8	0.84	26,883.5	4.6	336.1	1.25	22,705.0	4.4	400.2	1.76
	Debt Securities Issued	77,207.2	12.3	1,390.2	1.8	74,756.2	12.9	1,554.5	2.08	69,636.9	13.4	1,666.3	2.39
	Other Liabilities	127,835.4	20.3	-	-	123,179.9	21.2	-	-	108,013.9	20.7	-	-
	Total Liabilities	579,260.3	92.3	-	-	537,364.3	92.5	-	-	480,464.7	92.3	-	-
	Total Stockholder's Equity	48,104.0	7.7	-	-	43,823.3	7.5	-	-	39,922.0	7.7	-	-
	Total Liabilities & SE	627,364.3	100.0	-	-	581,187.6	100.0	-	-	520,386.7	100.0	-	-
Use	Cash & Due from Banks	30,080.8	4.8	87.1	0.29	31,358.5	5.4	141.9	0.45	24,598.6	4.7	241.9	0.98
	Loans	375,592.7	59.9	11,928.3	3.18	343,266.4	59.1	11,776.8	3.43	313,159.5	60.2	12,508.9	3.99
	Loans in KRW	293,331.7	46.8	8,503.5	2.9	266,548.8	45.9	8,210.5	3.08	244,234.3	46.9	8,737.8	3.58
	Loans in Foreign Currency	31,871.4	5.1	1,084.7	3.4	28,989.4	5.0	1,084.1	3.74	24,284.0	4.7	1,082.6	4.46
	Credit Card Accounts	24,642.6	3.9	1,890.8	7.67	23,308.6	4.0	1,874.7	8.04	23,058.3	4.4	1,916.8	8.31
	Others	25,747.0	4.1	449.3	1.75	24,419.6	4.2	607.5	2.49	21,582.9	4.2	771.6	3.58
	FVOCI Financial Assets	59,643.5	9.5	889.2	1.49	56,886.1	9.8	952.4	1.67	50,641.0	9.7	1,072.9	2.12
	AC Financial Assets	48,587.8	7.7	1,092.0	2.25	46,426.1	8.0	1,076.8	2.32	40,955.7	7.9	1,061.3	2.59
	Other Assets	113,459.5	18.1	-	-	103,250.5	17.7	-	-	91,031.9	17.5	-	-
	Total Assets	627,364.3	100.0	-	-	581,187.6	100.0	-	-	520,386.7	100.0	-	-
1) The “Average Balance” is the arithmetic mean of the ending balance of each quarter.

3. Other Financial Information

1) Capital Adequacy

Consolidated BIS Ratio (Shinhan Financial Group)

			(KRW billion)
	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2019
Aggregate Amount of Equity Capital (A)	43,863.4	39,709.1	35,714.6
Risk-Weighted Assets (B)	270,692.2	252,321.4	256,891.7
BIS Ratio (A/B)	16.20%	15.74%	13.90%
Note) based on Basel III

Capital Adequacy Ratios (Subsidiaries)

				(%)
Subsidiary	Capital Adequacy Ratio	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2019
Shinhan Bank	BIS Capital Adequacy Ratio	18.2	18.5	15.9
Shinhan Card	Adjusted Equity Capital Ratio	18.9	19.9	20.1
Shinhan Investment Corp.	Net Capital Ratio	1,285.8	1,677.7	1217.4
Shinhan Life Insurance	Risk Based Capital Ratio	284.7	249.5	227.9
Shinhan Capital	Adjusted Equity Capital Ratio	202.5	170.6	164.5
Shinhan BNP Paribas Asset Management	Equity Capital (KRW billion)	31.1	30.7	29.3
	Minimum Capital Requirement (KRW billion)	17.4	15.2	13.1
Jeju Bank	BIS Capital Adequacy Ratio	17.2	15.8	14.9
Shinhan Savings Bank	BIS Capital Adequacy Ratio	12.4	15.8	15.5
Asia Trust	Net Capital Ratio	1,007.4	1016.5	969.6

Notes :

The BIS Capital Adequacy Ratio is computed in accordance with the guidelines issued by the FSS for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.

Basel III FIRB was applied in calculating Shinhan Bank’s BIS Capital Adequacy Ratio.

Basel III TSA was applied in calculating Jeju Bank’s BIS Capital Adequacy Ratio.

Basel I was applied in calculating Shinhan Savings Bank’s BIS Capital Adequacy Ratio.

The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by FSS. Under these guidelines, Shinhan Card and Shinhan Capital are required to maintain a minimum adjusted equity capital ratio of 8%.

Net Capital Ratio is computed in accordance with the guidelines issued by the FSS. Under these guidelines, Shinhan Investment Corporation is required to maintain a minimum net capital ratio of 100%.

Under the guidelines issued by the FSS, Shinhan Life Insurance is required to maintain a minimum RBC ratio of 100%.

Under the guidelines issued by the FSS, Shinhan BNP Paribas Asset Management is required to hold Equity Capital that exceeds the Minimum Capital Requirement.

2) Liquidity

Won Liquidity Ratio

							(KRW billion, %)
Company	Dec. 31, 2021			Dec. 31, 2020			Dec. 31, 2019
	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)
Shinhan Financial Group	981.8	286.5	342.7	1,562.0	451.8	345.7	192.7	37.9	508.2
Shinhan Card	18,950.6	5,024.4	377.2	17,596.2	4,658.90	377.7	17,922.1	4,464.90	401.4
Shinhan Investment Corp.	18,798.1	13,153.0	142.9	18,292.3	13,295.70	137.6	15,099.7	10,869.30	138.9
Shinhan Life Insurance	2,292.4	1,336.6	171.5	1,475.7	778.7	189.5	1,130.3	703.7	160.6
Shinhan Capital	1,575.9	797.5	197.6	1,280.7	628.5	203.8	970.1	659.9	147
Shinhan Savings Bank	525.1	477.3	110	314.7	184.8	170.3	226.1	188.8	119.8
Asia Trust	243	42.5	571.7	185.5	21.8	851.4	101.8	10.9	933.1
Shinhan AI	29.5	1.5	19.3	26.7	1.1	25.3	21.4	0.4	46.9

Notes:

* Shinhan Financial Group: Due within 1 month

* Shinhan Life Insurance and Orange Life Insurance: (Won assets due within 3 months /3 months average of Claim payments )*100

* Shinhan Card, Shinhan Investment Corp., Shinhan Capital, and Shinhan Savings Bank : Due within 3 months

* Liquidity Ratio for Shinhan Bank and Jeju Bank have been replaced by Liquidity Coverage Ratio from Mar 31, 2015 to reflect the recent amendments to detailed regulations on supervision of banking business.

Liquidity Coverage Ratio

							(KRW billion, %)
Company	Dec. 31, 2021			Dec. 31, 2020			Dec. 31, 2019
	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)*	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)
Shinhan Bank	68,922.6	78,444.5	87.9	63,154.4	70,453.2	89.6	63,054.8	60,280.6	104.6
Jeju Bank	803.9	748.9	108.4	600.5	572.9	106	642	510.7	126.2

Notes:

* Liquidity Coverage Ratios are the arithmetic mean of daily LCRs.

* Financial Services Commission temporarily eased the regulatory minimum from 100.0% to 85.0% in response to
COVID-19 pandemic until September 30, 2021.

Foreign Currency (FC) Liquidity Ratio

							(USD millions, %)
Company	Dec. 31, 2021			Dec. 31, 2020			Dec. 31, 2019
	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)
Shinhan Financial Group	94.9	9.9	958	108.8	9.9	1,099.0	135.3	6.7	2,019.4
Shinhan Investment Corp.	7,226.40	6,980.20	103.5	6,426.3	6,587.4	97.6	6,769.9	6,488.4	104.3
Shinhan Capital	96.7	0.4	23,033.1	19.2	6.5	221.5	131.9	128.0	103.0
Jeju Bank	27.6	25.5	108.0	21.7	16.3	132.7	29.1	13.9	209.4

Notes :

* Foreign currency liquidity ratios are computed with assets and liabilities due within 3 months.

* Shinhan Bank’s foreign currency liquidity ratio reflected securitization weight with the guidelines issued by the FSS.

* Shinhan Bank’s foreign currency liquidity ratio has been replaced by Foreign Liquidity Coverage Ratio.

Foreign Currency (FC) Liquidity Coverage Ratio

			(USD millions, %)
Company	2021 4Q	2020 4Q	2019 4Q
	Jan. 1 ~ Dec. 31	Jan. 1 ~ Dec. 31	Jan. 1 ~ Dec. 31
Shinhan Bank	112.6	97.0	110.5

Notes :

* Under the guidelines issued by the FSS, Shinhan Bank is required to hold a minimum requirement of foreign exchange debt in high-quality liquidity assets to withstand a 30-day net cash outflow in systemic risks.
The minimum requirement of the foreign currency liquidity coverage ratio was set at 60% in 2017, 70% in 2018 and was increased gradually to 80% in 2019.

* Financial Services Commission temporarily eased the regulatory minimum from 80% to 70% in response to COVID-19 pandemic until September 30, 2021.

* Foreign Currency Liquidity Coverage Ratio is calculated by daily average.

3) Asset Quality

SFG Consolidated Basis

(KRW billion)
	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2019
Total Loans	393,049.4	357,566.8	326,413.7
Substandard & Below	1,741.0	1,878.3	1,818.0
Substandard & Below Ratio	0.44%	0.53%	0.56%
Non-Performing Loans	1,363.9	1,390.3	1,433.3
NPL Ratio	0.35%	0.39%	0.44%
Substandard & Below Coverage Ratio	182.50%	162.95%	148.29%
Loan Loss Allowance	3,177.3	3,060.8	2,695.8
Substandard & Below Loans	1,741.0	1,878.3	1,818.0

Separate Basis

(%)	Dec. 31 2021			Dec. 31 2020			Dec. 31, 2019
	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)
Shinhan Financial Group	-	-	-	-	-	-	-	-	-
Shinhan Bank	0.27	0.21	163	0.36	0.29	143	0.45	0.36	116
Shinhan Card	0.88	0.36	314	1.09	0.56	277	1.15	0.6	265
Shinhan Investment Corp	4.83	4.83	98	4.59	1.94	142	0.07	0.07	808
Shinhan Life Insurance	0.07	0.06	296	0.13	0.13	251	0.12	0.12	234
Shinhan Capital	0.42	0.38	387	0.72	0.73	164	0.77	0.99	162
Jeju Bank	0.51	0.43	95	0.60	0.53	93	0.54	0.46	94
Shinhan Savings Bank	2.13	2.32	108	2.69	2.82	88	2.9	2.85	87
Asia Trust	85.37	85.37	59	84.84	84.84	61	50.53	50.53	67

4) Debt to Equity Ratios

Shinhan Financial Group (Separate Basis)

(KRW billion)
	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2019
Debt	10,410.5	10,426.8	9,795.9
Equity	26,405.4	25,057.1	22,465.4
Debt to Equity Ratio	39.43%	41.61%	43.60%

Twenty Largest Exposures by Borrower

(KRW billion)
As of Dec. 31, 2021 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Ministry of Economy & Finance	-	-	29,130.0	-	-	29,130.0
Korea Housing Finance Corporation	-	-	9,335.0	-	-	9,335.0
Korea Development Bank	1.0	151.0	6,118.0	-	-	6,270.0
Bank of Korea	-	-	6,180.0	-	-	6,180.0
Industrial Bank of Korea	371.0	4.0	4,542.0	-	-	4,916.0
Samsung Electronics	-	2,086.0	-	-	-	2,086.0
NongHyup Bank	714.0	7.0	1,019.0	64.0	-	1,804.0
Export-Import Bank of Korea	-	9.0	1,687.0	15.0	-	1,711.0
Mirae Asset Securities	900.0	23.0	640.0	-	-	1,563.0
KEB Hana Bank	717.0	130.0	672.0	33.0	-	1,552.0
Korea Expressway Corporation	-	-	1,484.0	-	-	1,484.0
LG Display	73.0	759.0	139.0	476.0	-	1,447.0
Woori Bank	664.0	-	753.0	-	-	1,417.0
Korea Land & Housing Corporation	-	-	1,382.0	-	-	1,382.0
KB Koonmin Card Corp.	520.0	138.0	627.0	26.0	-	1,312.0
Hyundai Steel	383.0	339.0	381.0	27.0	-	1,131.0
Korea SMEs and Startups Agency	-	-	1,115.0	-	-	1,115.0
KB Koonmin Card Corp.	-	-	954.0	-	-	954.0
Korea Electric Power Corporation	-	-	807.0	119.0	-	927.0
National Agricultural Cooperative Federation	48.0	-	839.0	-	-	887.0
Total	4,393.0	3,645.0	67,804.0	761.0	-	76,603.0
Note) Some of the totals may not sum due to rounding

Exposure to ten Main Debtor Groups

(KRW billion)
As of Dec. 31, 2021 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Hyundai Motor Company	898	2,348	2,141	438	0	5,825
Samsung	248	2,669	1,271	1,389	3	5,580
LG	339	1,144	1,004	883	-	3,370
SK	596	477	1,934	265	0	3,272
Lotte	76	690	1,828	543	0	3,137
Hanwha	215	441	1,271	368	0	2,295
Hyundai Heavy Industries	172	313	175	1,410	-	2,070
LS	196	455	233	884	0	1,769
Hyosung	85	614	52	177	0	928
Posco	157	358	304	57	0	877
Total	2,980	9,510	10,214	6,415	3	29,121
Note) Some of the totals may not sum due to rounding

Top Twenty Non-Performing Loans

(KRW billion)
Borrower	Industry	Gross Principal Outstanding	Substandard & Below	Allowance for Loan Losses
A	Other financial service activities n.e.c.	113.0	113.0	113.0
B	Other financial service activities n.e.c.	57.0	56.0	56.0
C	Manufacture of sections for ships	42.0	40.0	27.0
D	Other financial service activities n.e.c.	24.0	24.0	14.0
E	Building of steel ships	24.0	24.0	1.0
F	Sea freight water transport	16.0	16.0	13.0
G	Other financial service activities n.e.c.	8.0	8.0	4.0
H	Other financial service activities n.e.c.	8.0	8.0	4.0
I	Manufacture of metal frameworks or skeletons for marine structure and parts thereof	9.0	7.0	6.0
J	Manufacture of other new parts and accessories for motor vehicles n.e.c.	6.0	6.0	2.0
K	General hospitals	5.0	5.0	1.0
L	Other financial service activities n.e.c.	5.0	5.0	1.0
M	Manufacture of taps, valves and similar products	5.0	5.0	-
N	Manufacture of other fabricated structural plastic products	5.0	5.0	-
O	Manufacture of other diodes, transistors and similar semi-conductor devices	5.0	4.0	-
P	General clinics	4.0	4.0	1.0
Q	Manufacture of general paints and similar products	4.0	4.0	2.0
R	Quarrying of sand and gravel	4.0	4.0	1.0
S	Manufacture of other diodes, transistors and similar semi-conductor devices	5.0	4.0	-

T	Intermediate care hospital	3.0	3.0	3.0
Total		349.0	343.0	249.0
Notes : * Consolidated basis as of Dec. 31, 2021 * Some of the totals may not sum due to rounding.

4. Independent Auditor

Audit Opinion for the last 3 years

	FY2021	FY2020	FY2019
Independent Auditor	PwC Samil Accounting Corp.	PwC Samil Accounting Corp.	KPMG Samjong Accounting Corp.
Audit Opinion	Unqualified	Unqualified	Unqualified

Compensation to the Independent Auditor for Audit and Review Services

The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements preparation.

Year	Auditor	Payment 1) (KRW mil.)	Details	Working hours
FY2021	PwC Samil Accounting Corp.	958 (annualized basis)	Review/Audit of Financial Statements	9,283 Hours
	PwC Samil Accounting Corp.	126 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	1,078.5 Hours
	PwC Samil Accounting Corp.	73 (annualized basis)	Review Consolidation of Asia Trust	610.5 Hours
FY2020	PwC Samil Accounting Corp.	976 (annualized basis)	Review/Audit of Financial Statements	8,809 Hours
	PwC Samil Accounting Corp.	120 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	1,195.5 Hours
FY2019	KPMG Samjong Accounting Corp.	1,160 (annualized basis)	Review/Audit of Financial Statements	11,497 Hours
	KPMG Samjong Accounting Corp.	102 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	1,272 Hours

1)Excluding value-added taxes.

* In addition to above mentioned description of fees for audit and review services, PwC Samil Accounting Corp. also provided services related to US listing and ICOFR audit in accordance with the standards of the PCAOB which we agreed to pay KRW2,132 million(excluding value-added taxes) for FY2021.

5. Corporate Governance

Board of Directors and committees of the Board of Directors

As of the reporting date, our board of directors is comprised of one executive director, one non-executive directors and twelve outside directors. We currently have eight subcommittees that serve under the board:

The Risk Management Committee;

The Audit Committee;

The Remuneration Committee;

The Committee for Recommending Candidates for Independent Directors and Members of Audit Committee;

The Committee for Recommending Candidates for CEO;

The Environment, Social and Governance (ESG) Strategy Committee; and

The Committee for Managing Subsidiary’s Business.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of shareholders.

Risk Management Committee

The Committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions, reviews risk-based capital allocations, and reviews the plans and evaluation of internal control.

Audit Committee

The Committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors and our internal audit-related officers. The Committee also reviews our financial information, audit examinations, key financial statement issues and the administration of our financial affairs by the Board of Directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the Board of Directors for each general meeting of shareholders.

Remuneration Committee

This Committee is responsible for reviewing and approving the management’s evaluation and remuneration programs.

Committee for Recommending Candidates for Independent Directors and Members of Audit Committee

Members of this Committee are appointed by our Board of Directors if and only to the extent necessary to recommend and nominate candidates for our Outside Director positions, audit committee members and related matters. However, when the procedure for final recommendation of outside director and audit committee member candidates commences, all outside directors are called to participate in the committee and in this case, all outside directors are deemed as enrolled. The committee meetings are called by the chair of this committee, who must be an outside director. This committee is responsible and authorized for: (i) establishment, review and reinforcement of policies for outside director and audit committee member selection, (ii) recommendation of outside director and audit committee member candidates for approval at the general shareholders’ meeting and (iii) continual recruitment and screening of potential outside director candidates.

Committee for Recommending Candidates for CEO

This committee is responsible for matters concerning the recommendation of candidates for the CEO including establishing and reviewing our management succession plan and its operation, setting and evaluating the qualifications and criteria for the CEO and CEO candidate pool and other matters necessary for improving our overall corporate governance structure. The chair of the committee must be an outside director, and the incumbent CEO may be restricted from participating and voting on matters related to the CEO selection.

Environmental, Social and Governance (ESG) Strategy Committee

This committee is responsible for setting the corporate policy for sustainable management, corporate disclosure of sustainability report and discussing specific business agenda in relation to socially responsible management and other matters such as corporate strategy toward climate change.

Committee for Managing Subsidiary’s Business

This committee is responsible for matters concerning the evaluation of subsidiary management leadership. establishment of subsidiary CEO qualifications, verification and recommendation of subsidiary CEO candidates and other matters deemed necessary by the committee.

6. Major Shareholder and Market Price Information of our Common Shares and ADRs

Major Shareholders1) of Shinhan Financial Group as of Dec. 31, 2021

Name	No. of Common Shares owned	Ownership%2)
National Pension Service	45,340,437	8.78%
BlackRock Fund Advisors3)	29,063,012	5.63%
Employee Stock Ownership Association4)	25,464,625	4.93%

1) Shareholders who own beneficial ownership of 5% or more (common share basis).

2) Ownership is based on the total number of common shares issued, 516,599,554 shares.

3) Based on the large equity ownership discloser by BlackRock Fund Advisors with the Financial Supervisory Service on Sep. 27, 2018.

4) The number of stocks owned by Employee Stock Ownership Association is the sum of 25,354,769 shares owned in the Employee Stock Ownership accounts and 109,856 shares in the ESOA account.

Common Shares Traded on the Korea Exchange

						(KRW, number of shares)
		Jul. 2021	Aug 2021	Sep. 2021	Oct. 2021	Nov 2021	Dec. 2021
Price per share	High	40,250	39,350	40,400	40,700	38,350	38,400
	Low	37,550	37,100	38,250	38,250	34,650	35,250
	Avg.	38,927	38,695	39,029	39,411	37,393	37,382
Trading Volume		30,672,246	28,375,534	23,986,684	26,607,352	27,150,901	27,523,279
Highest Daily Trading Volume		2,538,205	2,096,211	2,097,479	2,149,559	3,653,594	2,101,338
Lowest Daily Trading Volume		745,243	836,600	765,677	778,409	706,892	628,736

American Depositary Receipts traded on the New York Stock Exchange

						(USD, number of shares)
		Jul. 2021	Aug 2021	Sep. 2021	Oct. 2021	Nov 2021	Dec. 2021
Price per share	High	35.67	34.13	33.77	34.67	32.68	32.07
	Low	32.59	32.05	31.66	32.24	29.14	29.52
	Avg.	33.90	33.43	33.01	33.40	31.44	31.43
Monthly Trading Volume		2,396,532	1,864,619	1,985,267	1,670,099	1,932,130	2,900,037
Highest Daily Trading Volume		334,047	255,344	141,019	112,351	193,172	270,465
Lowest Daily Trading Volume		48,017	33,792	57,321	50,175	43,994	62,449
Note) 1 ADR = 1 Common Shares

7. Directors, Executive Officers and Employees

Directors and Executive Officers

1) Executive Director

(As of Dec. 31, 2021)
Name	Month and Year of Birth	Position	Service Term
Cho Yong-byoung	June 1957	- Chairman of Shinhan Financial Group - Chair of Committee for Managing Subsidiary’s Business - Corporate Social Responsibility Committee member	6 years starting from March 23, 2017

2) Non-Executive Directors

Currently, 13 non-executive directors are in office, 12 of which outside directors who are nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting.

9 Independent directors and 1 non-executive director were appointed as board of directors at the 20th Annual General Meeting of Shareholders on March 25, 2021, of which 7 directors renewed their terms and 3 directors were newly appointed.

Our non-executive directors are as follows:

(As of Dec. 31, 2021)
Name	Month and Year of Birth	Outside Director	Sub-Committees	Service Term
Lee Yoon-jae	November 1950	O	- Chair of Board of Directors - Member of Audit Committee - Member of ESG Strategy Committee - Member of Committee for Recommending Candidates for CEO	3 years starting from March 27, 2019
Kwak Su Keun	August 1953	O	- Chair of ESG Strategy Committee - Member of Audit Committee - Member of Committee for Managing Subsidiary Business	2 years starting from March 25, 2021
Byeon Yang-ho	July 1954	O	- Chair of Risk Management Committee - Member of Remuneration Committee - Member of Committee for Managing Subsidiary Business - Member of Committee for Recommending Candidates for CEO	3 years starting from March 27, 2019
Huh Yong-hak	September 1958	O

- Chair of Committee for Recommending Candidates for Independent Directors and Members of Audit Committee

- Member of Risk Management Committee

- Member of Committee for Recommending Candidates for CEO

3 years starting from March 27, 2019
Sung Jae-ho	March 1960	O	- Chair of Committee for Recommending Candidates for CEO - Member of Audit Committee - Member of Remuneration Committee - Member of Committee for Managing Subsidiary Business	3 years starting from March 27, 2019

Lee Yong Guk	May 1964	O	- Chair of Remuneration Committee - Member of Risk Management Committee - Member of Committee for Recommending Candidates for Independent Directors and Members of Audit Committee	2 years starting from March 25, 2021
Choi Jae Boong	February 1965	O	- Member of Risk Management Committee - Member of ESG Strategy Committee - Member of Committee for Recommending Candidates for Independent Directors and Members of Audit Committee	2 years starting from March 25, 2021
Yoon Jaewon	August 1970	O	- Chair of Audit Committee - Member of ESG Strategy Committee - Member of Committee for Recommending Candidates for Independent Directors and Members of Audit Committee	2 years starting from March 26, 2020
Park Ansoon	January 1945	O	- Member of Committee for Managing Subsidiary Business	5 years starting from March 23, 2017
Bae Hoon	March 1953	O	- Member of Remuneration Committee	2 years starting from March 25, 2021
Jin Hyun-duk	September 1955	O	- Member of Committee for Recommending Candidates for CEO	2 years starting from March 26, 2020
Choi Kyong-rok	May 1966	O	- Member of Committee for Recommending Candidates for CEO - Member of Committee for Recommending Candidates for Independent Directors and Members of Audit Committee	4 years starting from March 22, 2018
Jin Ok-dong	February 1961	X	-	4 years starting from March 27, 2019
Audit Committee Member Recommendation Committee consists of all the independent directors.

3) Executive Officers

In addition to the executive directors, we currently have the following executive officers:

(As of Dec. 31, 2021)
Name	Month and Year of Birth	Position	In charge of
Yi Sunny	March 1962	Deputy President and Chief Digital Officer	- Digital Strategy Group
Heo Young Taeg	August 1961	Deputy President and Chief Management Officer	- Business Management Team 1, 2, 3
Jang Dong-ki	January 1964	Deputy President	- Global Markets & Securities Business Group
Lee Byeong-cheol	January 1963	Deputy President	- Pension Business Group
Roh Yong-hoon	March 1964	Deputy President and Chief Financial Officer	- Finance Management Team - Accounting Team - Investor Relations Team - Internal Control on Financial Reporting Team
An Hyo-ryul	May 1965	Deputy President	- Wealth Management Planning Group
Wang Ho-min	March 1964	Deputy President and Chief Compliance Officer	- Compliance Team

Lee Een-kyoon	April 1967	Deputy President and Chief Operation Officer	- Shinhan Leadership Center - Management Support Team
Park Sung-hyun	November 1965	Deputy President and Chief Strategy & Sustainability Officer	- Strategic Planning Team - ESG Planning Team
Ahn Jun Sik	November 1965	Deputy President and Chief Public Relations Officer	- Brand PR Division
Jung Keun Soo	April 1966	Deputy President	- Global Investment Banking Business Group
Kim Soung Jo	January 1967	Deputy President	- Group Audit
Kang Shin Tae	April 1965	Deputy President	- Global Business Management Group
Bang Dong-kwon	February 1966	Managing Director and Chief Risk Officer	- Risk Management Team - Risk Model Validation Team - Credit Review Team
Kim Hye Joo	May 1970	Managing Director and Chief Bigdata Officer	- Group Bigdata Strategy

Compensation to Directors

1) Total Amount Approved at the Meeting of Shareholders

(As of Dec. 31, 2021)
	Total number of persons	Total amount approved at shareholders’ meeting (KRW millions)	Notes
Directors (Outside directors)	14(12)	3,500	-
Note) Represents the aggregate amount for all directors (including outside directors) excluding long-term incentives.

2) Total Amount Paid

(As of Dec. 31, 2021)
	Total number of Persons	Total compensation (KRW million)	Average compensation per person (KRW million)	Notes
Registered Directors	2	852	383	-
Outside Directors	8	571	74	-
Audit committee members or internal auditor	4	315	83	-
Notes : Represents the total number of applicable persons as of Dec. 31, 2021.

Compensation to Non-registered directors

(As of Dec. 31, 2021)
	Total number of persons	Total compensation (KRW million)	Average Compensation per person (KRW million)	Notes
Non-registered directors	14	1,738	126	-

Stock Options

				(As of Dec. 31, 2021)
	No. of Granted Options (A)	No. of Exercised Options (B)	No. of Cancelled Options (C)	No. of Exercisable Options (D = A – B – C)	Exercise Price (KRW)
Granted in 2008	50,187	36,162	14,025	-	49,053
Total	50,187	36,162	14.025	-	49,053
Notes : The weighted-average exercise price of outstanding exercisable options as of Dec. 31, 2021 is KRW 49,053. The closing price of our common stock was KRW 36,800 on Dec. 31, 2021.

Employees

(As of Dec. 31, 2021)
Gender	Number of Employees	Average length of Service	Total Salaries and wages paid in 2020 (KRW million)	Average Payment per person (KRW million)
Male	147	3 yrs (15 yrs 4 mths) 1)	24,781	175
Female	36	3 yrs 10 mths (11 yrs 6mths) 1)	3,647	104
Total	183	3 yrs 2 mths (14 yrs 7 mths) 1)	28,428	161
1) Average length of service including services within group subsidiaries

8. Related Party Transactions

Loans to Subsidiaries

(KRW billion)
Loans to Subsidiaries (in KRW bil.)	Type	Origination Date	Maturity Date	Lending Rate	Beginning Balance (Jan. 1, 2021)	Decrease	Increase	Others1)	Ending Balance (Dec. 31, 2021)
Shinhan Card	Loan	2016-01-26	2021-01-26	1.98%	150	150	-	-	-
	Loan	2016-02-24	2021-02-24	1.84%	150	150	-	-	-
	Loan	2017-03-22	2022-03-22	2.22%	150	-	-	-	150
	Loan	2017-04-20	2022-04-20	2.21%	100	-	-	-	100
	Loan	2017-05-12	2022-05-12	2.35%	50	-	-	-	50
	Loan	2018-02-22	2023-02-22	2.90%	100	-	-	-	100
	Loan	2019-04-18	2024-04-18	2.04%	100	-	-	-	100
	Loan	2019-04-18	2026-04-18	2.09%	100	-	-	-	100
	Loan	2019-10-22	2024-10-22	1.76%	40	-	-	-	40
	Loan	2019-10-22	2026-10-22	1.81%	60	-	-	-	60
	Loan	2020-09-17	2025-09-17	1.48%	200	-	-	-	200
	Loan	2020-10-29	2023-10-29	1.24%	150	-	-	-	150
	Loan	2020-10-29	2025-10-29	1.46%	150	-	-	-	150
	Loan	2021-02-18	2026-02-18	1.54%	-	-	150	-	150
	Loan	2021-02-24	2026-02-24	1.62%	-	-	150	-	150
	Loan	2021-11-11	2024-11-11	2.39%	-	-	170	-	170
	Loan	2021-11-11	2026-11-11	2.55%	-	-	10	-	10
	Loan	2019-11-19	2025-02-04	2.79%	435	-	-	39	474
	Loan	2021-05-26	2026-05-12	1.53%	-	-	34	2	36
Shinhan Investment Corp	Loan	2019-11-19	2025-02-04	2.79%	98	-	-	9	107
	Loan	2020-08-20	2025-08-20	2.55%	541	-	-	48	589
	Financial assets at FVPL	2021-06-14	-	3.56%	-	-	300	17	317
Shinhan Capital	Loan	2019-02-01	2024-02-01	2.23%	50	-	-	-	50
	Loan	2019-05-24	2024-05-24	1.92%	20	-	-	-	20
	Loan	2020-04-10	2025-04-10	1.75%	200	-	-	-	200
	Loan	2020-12-23	2025-12-23	1.57%	160	-	-	-	160
	Loan	2021-03-16	2026-03-16	1.83%	-	-	150	-	150
	Loan	2021-05-13	2026-05-12	1.53%	-	-	225	12	237
	Financial assets at FVPL	2020-04-22	2050-04-22	3.56%	101	-	-	-2	99
	Financial assets at FVPL	2021-07-28	2051-07-28	3.38%	-	-	150	-2	148
Shinhan Alternative Investment	Loan	2020-03-16	2023-03-16	1.42%	38	-	-	-	38
	Loan	2020-12-14	2021-03-12	0.99%	5	5	-	-	-
Shinhan Savings Bank	Loan	2016-06-17	2021-06-17	1.61%	50	50	-	-	-
	Loan	2017-06-23	2022-06-23	2.27%	50	-	-	-	50
	Loan	2020-05-28	2025-05-28	1.52%	50	-	-	-	50
	Loan	2021-04-26	2026-04-26	1.85%	-	-	50	-	50
	Loan	2021-05-28	2026-05-28	1.99%	-	-	50	-	50
Shinhan DS	Loan	2016-06-17	2021-06-17	1.61%	50	50	-	-	-
Shinhan Venture	Loan	2017-06-23	2022-06-23	2.27%	50	-	-	-	50
	Loan	2020-05-28	2025-05-28	1.52%	50	-	-	-	50
	Loan	2021-04-26	2026-04-26	1.85%	-	-	50	-	50
	Loan	2021-05-28	2026-05-28	1.99%	-	-	50	-	50
Total					3,322	380	1,480	123	4,545

9. Material Information after the reporting period

[Dissolution of a Subsidiary]

Shinhan Alternative Investment Management Inc., Ltd (“Shinhan Alternative IM) has been dissolved as a result of the merger between Shinhan Asset Management. Co, Ltd (“Shinhan AMC”) and Shinhan Alternative IM, both of which were wholly-owned subsidiaries of SFG. Following the merger, the surviving entity is Shinhan AMC and the company’s English name will remain unchanged. The date of merger (merger registration date) is January 1, 2022 and the total number of subsidiaries of SFG after the dissolution of Shinhan Alternative IM is 16.

For more detailed information, please refer to the Independent Accountant’s Audit Report, which was reported on Form 6-K on March 3, 2022 and the amendment reported on Mach 15, 2022. .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: March 16, 2022	By:	/s/ Lee Taekyung

Name: Lee Taekyung
Title: Chief Financial Officer